Filed by Aspen Technology, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Aspen Technology, Inc.

Commission File No.: 001-34630

The following are excerpts from the Q1 2022 Earnings Conference Call with Aspen Technology, Inc. on October 27, 2021.

Participants from AspenTech:

•	Brian Raferty Denyeau, Managing Director, ICR LLC

•	Chantelle Yvette Breithaupt, Chief Financial Officer, Aspen Technology, Inc.

•	Antonio Jose Pietri, President, Chief Executive Officer & Director, Aspen Technology, Inc.

MANAGEMENT DISCUSSION SECTION

Operator:

Ladies and gentlemen, thank you for standing by and welcome to the Aspen Technology First Quarter Fiscal 2022 Earnings Conference Call. At this time, all participants are in a listen-only mode. After the speakers’ presentation, there will be a question-and-answer session. [Operator Instructions] Please be advised that today’s conference is being recorded. [Operator Instructions]

I would now like to hand the conference over to your speaker today, Brian Denyeau. Please go ahead.

Brian Raferty Denyeau:

Thank you. Good afternoon, everyone, and thank you for joining us to discuss our financial results for the first quarter of fiscal 2022 ending September 30, 2021. With me on the call today are Antonio Pietri, AspenTech’s President and CEO; and Chantelle Breithaupt, CFO of AspenTech.

Before we begin, I will make the Safe Harbor statement that during the course of this call, we may make projections or other forward-looking statements about the financial performance of the company that involve risks and uncertainties. The company’s actual results may differ materially from such projections or statements. Factors that might cause such differences include, but are not limited to, those discussed in today’s call and contained in our most recently filed Form 10-Q.

Also, please note that the following information relates to our current business conditions and our outlook as of today, October 27, 2021. Consistent with our prior practice, we expressly disclaim any obligation to update this information. The structure of today’s call will be as follows. Antonio will discuss business highlights from the first quarter and our pending agreement with Emerson, and then Chantelle will review our financial results and discuss our guidance for fiscal year 2022.

With that, let me turn the call over to Antonio. Antonio?

Antonio Jose Pietri:

[***]

More importantly, the recent announcement of our transaction with Emerson is a transformational moment for AspenTech. I will discuss it in more detail later. But we cannot be more excited at the opportunity for the New AspenTech to deliver faster and greater value and sustainability, innovation and profitability to a broader set of customers.

[***]

I would now like to talk about the pending transaction with Emerson. We believe this agreement offers compelling value for our customers and shareholders and positions New AspenTech as the leading industrial software company. There are several compelling benefits of this combination. First, New AspenTech will have the most comprehensive portfolio of mission-critical software products that expand the entire capital asset lifecycle.

AspenTech’s rich heritage in asset optimization will be extended and strengthened with Emerson’s grid energy management and advanced distribution management systems technology and their Geological Simulation Software. These software portfolios are highly complementary and provide exciting upsell and cross-sell opportunities into our respective installed bases.

Second, we will significantly diversify AspenTech’s business and increase our total addressable market. New AspenTech will have an immediate leadership position in the power and utility transmission and distribution vertical and an enhanced portfolio to model the entire oil and gas supply chain and reservoir modeling capabilities for resource extraction and carbon capture and sequestration.

Third, this combination will enhance our capabilities to support our customers’ sustainability initiatives. We have long had a critical role to play in our customers’ efforts to operate assets safer, greener, faster and longer. The combined company will now be able to more fully support a broader array of sustainability initiatives, including electrification and carbon capture, among others.

Fourth, New AspenTech will have greater scale and a compelling financial profile with more than $1 billion in revenue and more than 3,000 global customers. We believe New AspenTech can be a consistent double-digit grower with higher recurrent revenue, best-in-class margins and substantial free cash flow. This increased scale and broader footprint will also make New AspenTech a vehicle to pursue additional M&A in the future.

Fifth, we will deepen our existing commercial relationship with Emerson, which will provide exciting new go-to-market opportunities for resale, co-sale and OEM of the entire suite of AspenTech products and solutions into all the industries where Emerson is installed, including those that AspenTech is targeting today through organic investments. The commercial relationship will also lead to joint package solutions and the development of next-generation software capabilities.

Finally, this transaction provides significant near- and long-term value for our shareholders. AspenTech shareholders will receive $6 billion in cash and will own 45% of New AspenTech. This attractive structure will give our shareholders upfront liquidity and the opportunity to benefit from New AspenTech’s increased scale, expanded growth opportunities and future margin expansion.

A key aspect of this transaction will be converting the OSI and Geological Simulation Software businesses to our token-based term license model. For those of you that were around when AspenTech first introduced our new commercial model in fiscal year 2010, you recall the significant improvements in the growth, sales productivity and user adoption that we experienced. We’re confident we can deliver similar results this time as well.

During our executive advisory board meeting that we hosted in Houston following the announcement of the transaction with Emerson, we received a strong endorsement from those customer executives in attendance.

They understood the synergies from the stronger relationship between the two companies, the possibilities for joint package solutions and even stronger ability New AspenTech will have to deliver sustainability solutions that can help transform their businesses.

Let me finish by reinforcing how excited we are by the recent developments for AspenTech and a future potential for New AspenTech. Our core business is beginning to show signs of improvement and we’re executing well on the growth investments we’re making in product development and our go-to-market capabilities.

When you put that together with a great software businesses that are being contributed to New AspenTech and the deeper partnership with Emerson, we believe we have all the pieces in place to generate mid-teens growth and reach $1.5 billion in annual spend in fiscal year 2026. My sentiment has only been reinforced. I’m the most excited I’ve ever been about the future of Aspen Technology.

Now, let me turn the call over to Chantelle. Chantelle?

Chantelle Yvette Breithaupt:

Thank you, Antonio. I will now review our financial results for the first quarter of fiscal 2022.

[***]

To wrap up, AspenTech delivered a strong first quarter performance. We are seeing positive signs of improvement in our business and we are focused on building upon our success in the first quarter. We are also incredibly excited of the future value creation opportunities that we believe will be possible with New AspenTech, which will have a broader product portfolio, greater end-market diversification and a deeper partnership with Emerson. We are confident that the strategic initiatives we are executing on will generate significant value for shareholders.

And with that, operator, let’s begin the Q&A, please.

QUESTION AND ANSWER SECTION

Operator:

Thank you. [Operator Instructions] And our first question coming from the line of Andrew Obin with Bank of America. Your line is open.

Andrew Obin:

And just a follow-up question, I mean it seems there really are a lot of opportunities to integrate the [EPC] channel with Emerson. How long do you think will it take to start seeing the impact in your numbers from this better

Antonio Jose Pietri:

Well, look, as we said when we announced the transaction, we expect to close the transaction in the second calendar quarter of 2022. And then, we will start working on executing our integration plans and with – what’s agreed on the commercial agreement between the two companies. So, I certainly hope – if you think about timing, you’re looking now Q4 fiscal 2022 for AspenTech, July 1 next year’s fiscal 2023. So, we would expect that, perhaps, we start to see some of those benefits later in fiscal 2023, then into 2024, 2025. So...

Andrew Obin:

Well, good to see the things improving and congratulations on the deal. Thanks.

Chantelle Yvette Breithaupt:

Thank you. Thank you.

[***]

Operator:

Our next question coming from the line of Matt Pfau with William Blair. Your line is open.

Matthew Pfau:

Hi, guys. Thanks for taking my questions. Wanted to, first, follow up on the sustainability comments. And is there any way to guess how many of your deals today are driven by sustainability initiative?

[***]

Antonio Jose Pietri:

Yeah, Matt, in a way for a lot of customers, as they’ve set their net-zero carbon emission goals, that overarching initiative and ambition is driving the thought process and prioritization of investments inside these companies. And the expectation through some of our own research surveying customers where corporate sustainability will probably be a top influencer on software spend over the next few years, especially in the areas of analytics and benchmarking.

So, we’re pretty optimistic about this. And what we do every day is about creating efficiencies that reduce emissions or plastic waste or reduce the consumption of water and so on. So this, coupled with the assets that we’re getting from Emerson around global electrification and the ability to model for carbon capture and sequestration, will just open up tremendous opportunities for Aspen Technology.

[***]

Antonio Jose Pietri:

[***]

Today, we have a lot more things in play, not only APM, but AIoT, pharma, mining, but also the Emerson relationship. The contribution of this asset, the OSI asset and the GSS asset and this commercial relationship with Emerson that will be so comprehensive and global, that will support an acceleration of our growth rate.

So, look, all the KPIs look good. We’ve signed a transformational transaction that will support our growth and diversify our business going forward as well. So, I’d say that, look, my closing statement was I’m the most excited about our future than I’ve ever been and remain so.

Operator:

I’m showing no further questions at this time. I would now like to turn the call back over to Mr. Antonio Pietri for any closing remarks.

Antonio Jose Pietri:

All right. Well, thank you, everyone, for joining today’s call. And we look forward to, again, participating in events and, hopefully, starting to meet some of you in-person, which we’ve started to do with customers, and is a very different experience to be meeting customers in-person than over video. So, hopefully, we’ll start seeing some of you in-person in the future.

Thank you, everyone.

Chantelle Yvette Breithaupt:

Thank you.

Operator:

Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction between Emerson Electric Co. (“Emerson”) and Aspen Technology, Inc. (“AspenTech”), a subsidiary of Emerson, Emersub CX, Inc. (“new AspenTech”), will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a combined proxy statement/prospectus of new AspenTech and AspenTech (the “Combined Proxy Statement/Prospectus”). AspenTech and new AspenTech will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and AspenTech will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents AspenTech and/or new AspenTech may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SECURITY HOLDERS OF EMERSON AND SECURITY HOLDERS OF ASPENTECH ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY ASPENTECH OR NEW ASPENTECH WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by AspenTech and/or new AspenTech without charge through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Emerson or AspenTech:

Emerson	AspenTech
8000 West Florissant Avenue, P.O. Box 4100	20 Crosby Drive
St. Louis, MO 63136 www.emerson.com/en-us/investors Colleen Mettler, Vice President, Investor Relations (314) 553-2197 investor.relations@emerson.com	Bedford, MA 01730 http://ir.aspentech.com/ Brian Denyeau ICR Brian.Denyeau@icrinc.com

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Emerson, AspenTech, new AspenTech and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Emerson is contained in Emerson’s proxy statement for its 2021 annual meeting of stockholders, filed with the SEC on December 11, 2020, its Annual Report on Form 10-K for the year ended September 30, 2020, which was filed with the SEC on November 16, 2020 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of AspenTech is contained in AspenTech’s proxy statement for its 2021 annual meeting of stockholders, filed with the SEC on December 9, 2020, its Annual Report on Form 10-K for the year ended June 30, 2021, which was filed with the SEC on August 18, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of new AspenTech following completion of the proposed transaction; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target” or other similar words or expressions or negatives of these words, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of AspenTech may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by Emerson, AspenTech or new AspenTech, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of new AspenTech following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the industrial software business of Emerson with the business of AspenTech; (6) the ability of new AspenTech to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of new AspenTech; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Emerson, AspenTech and new AspenTech to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (14) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (17) the risk that disruptions from the proposed transaction will harm Emerson’s and AspenTech’s business, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Emerson’s or AspenTech’s ability to pursue certain business opportunities or strategic transactions; (19) Emerson’s, AspenTech’s and new AspenTech’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (20) other risk factors as detailed from time to time in Emerson’s and AspenTech’s reports filed with the SEC, including Emerson’s and AspenTech’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Combined Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors to be presented in the Combined Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

Any forward-looking statements speak only as of the date of this communication. Neither Emerson, AspenTech nor new AspenTech undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.